December 18, 2020

VIA EDGAR ELECTRONIC FILING ONLY

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attn: Jeffrey Gabor, Esq.

Re:	CannaPharmaRx, Inc.
Registration Statement on Form S-1
Filed: November 27, 2020
File No.: 333-251016
Our File No.: CPMD.17

Dear Attorney Gabor:

On behalf of CannaPharmaRx, Inc. (the “Company”), we are hereby filing amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on November 27, 2020.

Registration Statement on Form S-1 filed November 27, 2020 Cover Page

1.	We note that your common stock is quoted on the OTC Pink marketplace. Our accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing market for the securities. Please remove the resale offering by Granite Global Value Investments, LTD. of up to 22,017,682 shares of common stock issuable under the securities purchase agreement. Alternatively, you may register the resale of the equity line securities after each put.

The Company’s stock is quoted on both the OTC Bulletin Board and the OTC Pink marketplace, and the disclosure in the registration statement has been revised accordingly. The Company’s opinion that the equity line transaction meets all of the conditions set out in Question 139.13 of the SEC’s “Securities Act Sections” Compliance and Disclosure Interpretation, last updated on November 13, 2020 (the “CD&I”). Question 139.13 of the CD&I says in pertinent part:

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Question 139.13

Question:In many equity line financings, the Company will rely on the private placement exemption from registration to sell the securities under the equity line and will then seek to register the “resale” of the securities sold in the equity line financing. When may a company file a registration statement for the resale by the investors of securities sold in a private equity line financing?

Answer:In these types of equity line financings, the company’s right to put shares to the investor in the future and the lack of market risk resulting from the formula price differentiate private equity line financings from financing PIPEs (private investment, public equity). We, therefore, analyze private equity line financings as indirect primary offerings, even though the “resale” form of registration is sought in these financings.

The at-the-market limitations contained in Rule 415(a)(4) would otherwise prohibit market-based formula pricing for issuers that are not eligible to conduct primary offerings on Form S-3 or Form F-3. Nevertheless, we will not object to such companies registering the “resale” of the securities prior to the exercise of the equity line put if the transactions meet the following conditions:

•	the company and the investor have entered into a binding agreement with respect to the private equity line financing at the time the registration statement is filed;
•	the “resale” registration statement is on a form that the company is eligible to use for a primary offering;
•	there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission; and
•	the equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder.

We will not object to the filing of a registration statement for a private equity line financing prior to the issuance of securities by the company under the equity line even when there are contingencies attached to the investor’s obligation to accept a put of shares from the company, as long as the above conditions are satisfied and the following terms of the investment have been agreed upon by both parties and disclosed by the company at the time that the resale registration statement is filed:

•	the number of shares registered for resale;
•	the maximum principal amount available under the equity line agreement;
•	the term of the agreement; and
•	the full discounted price (or formula for determining it) at which the investor will receive the shares.

[November 13, 2020]

The Company meets all of those conditions and would continue to meet those conditions even if the Company’s stock was no longer quoted on the OTC Bulletin Board. This opinion stems from the Company’s belief that the following paragraph in the CD&I reflects a misunderstanding of the current relationship between the OTC Bulletin Board, the OTCQB marketplace and the OTC Pink marketplace:

“Nevertheless, we will not object to such companies registering the “resale” of the securities prior to the exercise of the equity line put if [….] there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission.”

The OTC Bulletin Board and the OTCQB and OTC Pink marketplaces are really interdealer quotation systems that reflect market making interest in eligible securities. OTC Markets is an alternat alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission which was submitted on May 14, 2015.

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The OTC Bulletin Board has effectively ceased to exist over the past few years for largely technological reasons – in November 2014, FINRA retired the OTCBB.com website with the goal of migrating its OTC reporting facility to a new technology platform. Little to no trading activity currently occurs through the facilities of the OTC Bulletin Board, a fact that has resulted in the OTCQB and OTC Pink marketplaces operated by OTC Markets Group Inc., a for-profit corporation (“OTC Markets”), achieving primacy. Your incorporation of OTCQB and OTCQX are the same as OTC Pink as explained above. The Securities Act of 1933 as amended and the Securities Exchange Act of 1934, as amended apply equally across the OTC Marketplace as a whole. Based on the above answer to this Comment and Comment No. 1, these sales qualify for sale a prevailing price.

With this industry shift, OTC Markets realized that as a source of potential revenue. OTC Markets implemented new eligibility standards for the OTCQB marketplace along with new application and annual fees that issuers were required to pay in order to remain on their current market tier. Many in the industry perceived this as a blatant cash grab despite OTC Markets’ insistence that the new standards were enacted in order to, among other nebulous claims, provide “a strong baseline of transparency”, and a large number of issuers therefore decided to avoid paying the fees with the result that their quotes were unilaterally moved the OTC Pink marketplace. Many issuers that were formerly OTCQB-eligible were relegated to the OTC Pink tier even though their reporting status with the SEC had not changed.

OTC Markets recognizes that issuers with their stock quoted on the OTC Pink marketplace vary widely in terms of their reporting; as such, it segments those issuers based on the quantity and quality of the information they provide to investors. In the Company’s case, it meets the requirements of the “Current Information” segment by virtue of its status as an issuer that files reports with the SEC. This segment isn’t properly recognized in OTC Markets’ own description of the three available options, as profit maximization cannot occur if OTCQB-eligible issuers refuse to pay the application and annual fees noted above en masse.

For an SEC reporting issuer such as the Company, the only differences between having its stock quoted on the OTCQB or the OTC Pink tiers, in addition to the increased costs, are established by the following OTCQB ongoing requirements, none of which appear to be relevant in the circumstances:

●	meet an ongoing minimum bid price test of $0.01 as of the close of business for at least one of every 30 calendar days – in practice, however, OTC Markets provides a cure period of several months in the event that an issuer is unable to satisfy this requirement;
●	may not be subject to bankruptcy or reorganization proceedings; and
●	post a one-page annual certification on the OTC Markets website.

As a result, the Company’s position that the implicit distinction drawn between the OTCQB marketplace and the “SEC Reporting – Current Information” segment of the OTC Pink marketplace in the CD&I is rather arbitrary and should therefore be revisited.

As a final note, the fact that the Company’s stock continues to be quoted on the OTC Bulletin Board appears to adequately address the “fixed purchase price” issue, although it’s arguable that the relevant paragraph of the CD&I included above distinguishes between (i) the requirement for the Equity Line Agreement to provide for pricing based on a formula tied to market price, which it clearly does, and (ii) the existence of a market for the Company’s stock as evidenced by trading through the facilities of one of the designated markets or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission, which OTC Markets has done.

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2.	Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling shareholders other than Granite will sell their shares of your common stock until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: Please see the response to comment No. 1 with respect to Granite, the status of OTC Markets as inter-quotation systems which has active Form ATS pursuant to CD&I updated November 13, 2020. National securities exchanges are self-regulated organizations (“SRO”). OTC Markets did apply, and was subsequently denied, status as a SRO. While OTC Markets is not a national exchange, it does qualify under CD&I question as an interquotation system with an active Form ATS.

The OTC Bulletin Board has effectively ceased to exist over the past few years for largely technological reasons – in November 2014, FINRA retired the OTCBB.com website with the goal of migrating its OTC reporting facility to a new technology platform. Little to no trading activity currently occurs through the facilities of the OTC Bulletin Board, a fact that has resulted in the OTCQB and OTC Pink marketplaces operated by OTC Markets Group Inc., a for-profit corporation (“OTC Markets”), achieving primacy. Your incorporation of OTCQB and OTCQX are the same as OTC Pink as explained above. The Securities Act of 1933 as amended and the Securities Exchange Act of 1934, as amended apply equally across the OTC Marketplace as whole. Based on the above answer to this Comment and Comment No. 1, these sales qualify for sale at a prevailing price.

The selling shareholders other than Granite may, from time to time, offer and sell pursuant to this prospectus any or all of the shares of common stock set forth in the following table. There is no requirement for the selling stockholders to sell their shares, and we do not know when, or if, or in what amount the selling stockholders may offer the shares of common stock for sale pursuant to this prospectus. The selling stockholders identified in the table in the Form S-1/A may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We are unable to confirm whether the selling stockholders will, in fact, sell any or all of their shares of common stock. The Form S-1/A also clarifies the relationship of the non-Granite shareholders to the Company.

Incorporation of Certain Information by Reference, page 56

3.	We note that you have elected to incorporate information by reference pursuant to General Instruction VII. If you elect to incorporate information by reference, you must specifically incorporate by reference the documents referenced in Item 12(a) of Form S-1 into the prospectus. Please revise accordingly.

Response: The section on incorporation by reference has been amended to reflect the last three (3) Quarterly Reports All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, the proxy filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by the annual report, and the Company’s latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act that contains financial statements for the registrant’s latest fiscal year for which a Form 10-K and the amended Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act that contains financial statements for the registrant’s latest fiscal year for which a Form 10-K.

Signatures, page II-6

4.	Please include a signature for your principal financial officer and your controller or principal accounting officer. If someone has signed in more than one capacity, please indicate each capacity in which they have signed. Refer to Instructions to Signatures on Form S-1.

Response: The signature page has been amended in the Form S-1/A filed on this even date.

Please address any further questions or comments to the undersigned at the above-referenced telephone and e-mail address. Thank you very much.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Yours truly,

Brinen & Associates, LLC

Joshua D. Brinen

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